UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. (the “Company”) held its annual general meeting of shareholders on December 30, 2012 at Euro Park, Italy House, Yakum, Israel (the “Annual General Meeting”).  At the Annual General Meeting, Kal Sundaram was elected to the Company’s Board of Directors to serve until the close of the next annual general meeting of shareholders and the four incumbent directors (Sudhir Valia, Aalok Shanghvi, James Kedrowski and Dov Pekelman) were re-elected to the Company’s Board of Directors to serve until the close of the next annual general meeting of shareholders.  The backgrounds of all five directors are described in the notice of the Annual General Meeting and proxy statement filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012.

Additionally, the shareholders approved the amendment of the Company’s articles of association to provide that the Company’s fiscal year shall be from April 1 to March 31.

Also, at the Annual General Meeting, the shareholders appointed Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of shareholders of the Company and authorized the Audit Committee of the Company and the Board of Directors to fix their remuneration, in accordance with the volume and nature of their services. Additionally, the Company reported on the status of its consolidated financial statements for the year ended December 31, 2011 (which the Company filed with the SEC on April 5, 2012) and the consolidated balance sheet as of March 31, 2012 and the consolidated statements of income for the period then ended (which the Company filed with the SEC on June 28, 2012).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 31, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director